UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, we hereby notify the market of the following:

Shell plc's capital as at September 26, 2022, consists of 7,194,587,068 ordinary shares of €0.07 each. Shell plc holds no shares in Treasury.

The figure 7,194,587,068 may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Shell plc under the FCA's Disclosure Guidance and Transparency Rules.

Note: This announcement is made pursuant to Disclosure Guidance and Transparency Rules 5.6.1A.

Enquiries
Shell Media Relations
International, UK, European Press: +44 (0)20 7934 5550

LEI number of Shell plc:  21380068P1DRHMJ8KU70
Classification: Total number of voting rights and capital

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 27, 2022	/s/ Caroline Omloo
Caroline Omloo
Company Secretary